Gemalto reports fourth quarter and full year 2006 revenue1
•	Full year revenue[1] at €1,698 million, comparable with last year

•	Fourth quarter revenue at € 461 million, 2% below same period last year[1]:
➢	Mobile Communication performance reflects a more favorable competitive environment and the usual seasonal pattern

➢	Strong growth in ID & Security and Secure Transactions, up 23% and 12% respectively

➢	Significant contract wins in software and managed services
Note: all variations above stated at constant exchange rates.
Amsterdam, February 1, 2007 - Gemalto (Euronext NL0000400653 — GTO), a leader in digital security, today announced its revenue for the quarter and year ended December 31, 2006.

	Q4	Year-on-year change at	FY 2006	% change at constant
In millions of euros	2006	constant exchange rates	Pro forma	exchange rates

Mobile Communication	272.8	-9%	993.9	-9%
Secure Transactions	107.2	+12%	391.5	+9%
ID & Security	54.5	+23%	203.3	+45%
Public Telephony	12.3	-38%	58.8	-19%
Point of Sales Terminals	14.3	+4%	50.4	-15%

Total revenue[1]	461.2	-2%	1,698.0	-1%

Olivier Piou, Chief Executive Officer, commented: “Gemalto’s performance in the fourth quarter was encouraging, in an improving market environment.
We successfully created Gemalto, a global leader in Digital Security, in just one year. The comprehensive customer and employee satisfaction surveys we conducted recently, together with our many contract wins and innovations, reinforce our confidence that Gemalto will meet its medium-term goals.
We see every day how the digital revolution is transforming people’s lives and the business of our customers. We help them by making digital interactions more convenient, secure and enjoyable. Smart cards have come to represent only a part of what Gemalto can do, and our expertise in developing secure personal devices, software and related services positions the company well for the future.
What it all comes down to is recognizing the significant opportunity that is in front of us, and we are determined to lead and thrive in this market.”

[1]	Fourth quarter 2005, full year 2005 and 2006 revenue and volume of deliveries discussed in this press release were prepared on a pro forma basis, and reflect the combined activity of Gemalto and Gemplus over the corresponding period, assuming that the combination had taken place as of January 1, 2005. All the figures presented in this press release are unaudited. IFRS information is provided in Appendix 2 at the end of the press release.

Fourth quarter and pro forma full year 2006 revenue
(Note: all revenue and average selling price variations stated below are at constant exchange rates unless otherwise mentioned)
Deliveries of secure personal devices2 on a unit basis increased 24% in the fourth quarter 2006, sustained by strong demand in all core business segments.
Fourth quarter revenue declined 2% reflecting varying performance between business segments. Strong growth in Identity & Security and Secure Transactions was offset by lower revenue in Mobile Communication, a carry-over of strong average selling price decrease in the first part of the year.
In line with earlier statements, second half revenue was comparable to first half revenue, with a favorable seasonal effect during the fourth quarter in Europe and the Americas.
During the full year 2006, deliveries of secure personal devices rose 31%. Revenue was essentially stable. After adjusting for the Setec acquisition in H1 2005, full year revenue was down 3%.
Fourth quarter and pro forma full year 2006 segment analysis
Mobile Communication
•	Price evolution reflects a more favorable competitive environment and the usual seasonal pattern

•	Significant contract wins in software and managed services

•	High speed protocol specification between handset and SIM card elected: a major innovation milestone

		Year-on-year change at	FY 06	% change at constant
In millions of euros	Q4 06	constant exchange rates	Pro forma	exchange rates

Revenue	272.8	-9%	993.9	-9%

The average selling price for the fourth quarter 2006 was up 1% compared with the third quarter. This was led by a more favorable competitive environment, an improved geographic mix, and also the usual seasonal pattern.
Compared with the fourth quarter 2005, average selling price was down 25% which represents a meaningful improvement compared with the previous periods.
Deliveries for the fourth quarter 2006 were up 23% year-on-year, mainly driven by continued strong demand in Asia.
Regional analysis of the fourth quarter:
•	In EMEA[3], the average selling price increased compared with the previous quarter, notably due to a more favorable geographic contribution within the region.

•	In the Americas, new subscriber adds and improved product mix in Latin America contributed to the quarter-on-quarter revenue increase, offsetting price declines in the US.

•	In Asia, volume growth remained strong although at a slower pace than in the previous quarters.

[2]	Comprise different form factors which include a microprocessor ( SIM cards, payment cards, USB secured tokens, electronic passport , etc)

[3]	Europe, Middle East, Africa

For the full year 2006, deliveries of SIM cards rose 33%. The average selling price was down 31% on a pro forma basis, mainly due to the strong competitive price pressure that prevailed during the first part of the year and the substantial shift in the geographic mix. Strong demand in emerging countries was the main driver for the growth in deliveries; their share in the total increased 8 percentage points in 2006 compared with 2005.
Business highlights
During the quarter, Gemalto was awarded contracts by major operators to provide wireless services such as over-the-air device management and 3G phone book back-up. These multi-year contracts often entail software, hardware platform, integration, maintenance and managed services, and are good examples of the value-added that the SIM card can bring.
ETSI4 recently elected a new unique USB-based high speed protocol specification aimed at facilitating introduction of advanced multimedia mobile applications. By allowing high-speed data transfer between the mobile handset and the SIM card, this technology break-through will reinforce the SIM card as the operator’s preferred device for managing subscriber services. Availability of USB compliant handsets to support this innovation is scheduled in pilot releases by mid 2007. Gemalto believes that this decision will enable the migration to a new generation of more powerful cards, for which Gemalto has strong R&D advantage.
Secure Transactions
•	EMV[5] deployment in Latin America and in Asia

•	Contactless rollout starting in the US and in Asia

•	Successful introduction of new products

		Year-on-year change at	FY 06	% change at constant
In millions of euros	Q4 06	constant exchange rates	Pro forma	exchange rates

Revenue	107.2	+12%	391.5	+9%

Revenue growth in the fourth quarter was led by on-going EMV deployment and gains in pay-TV. EMV smart cards sales were driven by strong growth in Latin America and in Asia, as well as solid activity in mature European markets.
Robust sales in contactless technology were driven by deployments at large banks in the US and combicards6 in North Asia. Contactless continues to gain market acceptance with numerous pilots on-going around the globe, notably now in Europe. In particular, Gemalto was selected by Garanti Bank, a leading credit card issuer in Turkey, to provide solutions for Europe’s first large-scale deployment of contactless banking cards.
Revenue growth in the full year was also led by gains in pay-TV as well as a strong increase in personalization services driven by EMV deployment.

[4]	European Telecommunications Standards Institute

[5]	EMV is a jointly defined set of specifications dedicated to payment safety improvement, adopted by Europay, MasterCard and Visa for the migration of bank cards to microprocessor card technology.

[6]	Cards with dual communication capability (contact and contactless)

Business highlights
During the quarter, Gemalto introduced CardLikeMe™, an innovative end-to-end solution for secure Internet design of personalized payment cards enabling card issuers to better acquire and retain card holders. As part of the offering, Gemalto provides banks with the software solution required for processing the card holder’s personal digital artwork (digital photograph, digital image, etc...) on their website and ensures complete card personalization and fulfillment. At the end of the quarter, Gemalto had already secured contracts to provide this solution to 14 customers.
Gemalto also introduced a one-time password solution which consists of a family of secure user authentication devices, a browser plug-in, an authentication server and a user customer care portal. A major UK bank awarded Gemalto a long term contract to provide this solution that enables secure on line banking services direct to their customers’ customers.
ID & Security
•	Strong growth in e-passports rollouts

•	Several turnkey solutions contracts secured

		Year-on-year change at	FY 06	% change at constant
In millions of euros	Q4 06	constant exchange rates	Pro forma	exchange rates

Revenue	54.5	+23%	203.3	+45%

Revenue growth in the fourth quarter was driven by deployments of large scale e-passport programs in Europe. At the end of 2006, Gemalto was supplying e-passport solutions in 14 countries worldwide.
Full year revenue was also driven by e-passport solutions, as well as strong patent licensing revenue in the first half 2006.
Business highlights
During the quarter, Gemalto secured several turnkey solutions contracts:
•	The highest ranking agency within the U.S. Executive Branch of Government: this contract includes card management services, including two-factor card authentication technology.

•	Norway Driver’s License Program: this four-year turnkey contract, with an option for two additional years, which calls for the supply and personalization of secured driving licenses with direct mailing to the end-user, could potentially reach 1.5 million citizens over the next six years.

•	Estonia’s e-passport Program: this turnkey solution illustrates Gemalto’s ability to handle the whole value chain in the e-passport management process. The scope of the assignment spans from providing enrolment software and delivery to citizens, to implementation of the management system. This six-year contract, with an option for three additional years, could involve up to one million electronic passports.

•	German Healthcare Program: Gemalto is qualified for the world’s largest microprocessor smart card-based healthcare initiative which aims at renewing 80 million patient cards over the next 5 years. This confirms Gemalto leadership in healthcare after the contracts announced previously in France and in Algeria.

Outlook
The Company expects operating margin7 for the full year 2006 to be close to that of the first half.
In 2007, Gemalto anticipates sustained demand in all of its key markets, taking into account the usual seasonality effect of stronger activity in the second half than in the first half.
Synergies from the combination are well on track, and are being realized in line with our expectations. In addition, the Company continues to proactively adapt its cost base to the evolving market context in order to ensure that Gemalto meets its previously stated objective of an operating margin above 10% in 2009.
Conference call
The company has scheduled a conference call for Thursday, February 1, 2007 at 3:00 pm CET (2:00 pm London time and 9:00 am New-York time). Callers may participate in the live conference call by dialing:
+44 (0) 207 365 1851 or +1 718 354 1152 or +33 (0) 1 70 99 42 86.
The slide show will be available on www.gemalto.com at 12:00 CET (11:00 London time).
Replays of the conference call will be available approximately 3 hours after the conclusion of the conference call until February 7, 2007 midnight by dialing:
+44 (0) 207 806 1970 or +1 718 354 1112 or +33 (0) 1 71 23 02 48, access code: 7881477#.
Earnings calendar
Full year 2006 results will be reported on March 15, 2007, before the opening of Euronext Paris.

Corporate Communication	Investors Relations
Rémi CALVET	Stéphane BISSEUIL
M.: +33 (0) 6 22 72 81 58	T.: +33 (0) 1 55 01 50 97
remi.calvet@gemalto.com	stephane.bisseuil@gemalto.com

Corporate communication
Emmanuelle SABY
T.: +33 (0) 6 09 10 76 10
emmanuelle.saby@gemalto.com

Emlyn Korengold	FINEO
TBWA
T.: +33 (0) 6 08 21 93 74	T.: +33 (0) 1 56 33 32 31
stephane.bisseuil@gemalto.com	gemalto@fineo.com

[7]	Prepared on a pro forma adjusted basis, reflecting the combined activity of Gemalto and Gemplus over the period, excluding one-off expenses incurred in connection with the combination with Gemplus, reorganization charges and charges resulting from the accounting treatment of the transaction and of the acquisition of Setec in June 2005, and assuming that the combination had taken place as of January 1, 2005.

About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is a leader in digital security with pro forma 2006 annual revenues of € 1.7 billion, operations in about 100 countries and over 10,000 employees including 1,500 R&D engineers.
In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable.
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, SIMs, e-passports, and tokens to the management of deployment services for its customers.
More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
As the use of Gemalto’s software and secure devices increases with the number of people interacting in the digital and wireless world, the company is poised to thrive over the coming years.
Gemalto was formed in June 2006 by the combination of Axalto and Gemplus.
For more information please visit www.gemalto.com
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gemalto.
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Gemalto. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements for purposes of applicable securities laws. Although management of the company believes that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the company’s to integrate according to expectations; the ability of the company to achieve the expected synergies from the combination; trends in wireless communication and mobile commerce markets; the company’s ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the combination and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by the companies in filings, submissions or furnishings to the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of the date of this communication and the companies are under no duty, and do not undertake, to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

APPENDIX
1 – PRO FORMA FINANCIAL INFORMATION
First quarter revenue by business segment

	Q1 05	Q1 06	% change at historical	% change at constant
In millions of euros	Pro forma	Pro forma	exchange rates	exchange rates

Mobile Communication	236.7	229.9	-3%	-8%
Secure transactions	71.9	91.4	+27%	+25%
ID & Security	22.6	53.2	+135%	+127%
Public Telephony	17.8	17.9	+1%	-4%
Point of Sales Terminals	15.7	13.8	-12%	-14%

Total revenue	364.7	406.2	+11%	+7%

Second quarter revenue by business segment

	Q2 05	Q2 06	% change at historical	% change at constant
In millions of euros	Pro forma	Pro forma	exchange rates	exchange rates

Mobile Communication	280.3	260.8	-7%	-8%
Secure transactions	92.5	99.9	+8%	+7%
ID & Security	36.9	53.4	+45%	+44%
Public Telephony	16.5	15.0	-9%	-11%
Point of Sales Terminals	13.9	11.0	-20%	-21%

Total revenue	440.0	440.1	0%	-1%

Third quarter revenue by business segment

	Q3 05		% change at historical	% change at constant
In millions of euros	Pro forma	Q3 06	exchange rates	exchange rates

Mobile Communication	267.8	230.4	-14%	-12%
Secure transactions	97.9	93.0	-5%	-4%
ID & Security	35.6	42.2	+19%	+20%
Public Telephony	17.8	13.6	-24%	-21%
Point of Sales Terminals	16.3	11.3	-31%	-29%

Total revenue	435.4	390.5	-10%	-8%

Fourth quarter revenue by business segment

	Q4 05		% change at historical	% change at constant
In millions of euros	Pro forma	Q4 06	exchange rates	exchange rates

Mobile Communication	305.9	272.8	-11%	-9%
Secure transactions	97.5	107.2	+10%	+12%
ID & Security	45.6	54.5	+20%	+23%
Public Telephony	21.1	12.3	-42%	-38%
Point of Sales Terminals	14.3	14.3	+1%	+4%

Total revenue	484.3	461.2	-5%	-2%

Full year revenue by business segment

	FY 05	FY 06	% change at historical	% change at constant
In millions of euros	Pro forma	Pro forma	exchange rates	exchange rates

Mobile Communication	1,090.6	993.9	-9%	-9%
Secure transactions	359.8	391.5	+9%	+9%
ID & Security	140.8	203.3	+44%	+45%
Public Telephony	73.2	58.8	-20%	-19%
Point of Sales Terminals	60.1	50.4	-16%	-15%

Total revenue	1,724.4	1,698.0	-2%	-1%

Fourth quarter revenue by region

	Q4 05		% change at historical	% change at constant
In millions of euros	Pro forma	Q4 06	exchange rates	exchange rates

EMEA	264.8	258.8	-2%	-1%
North & South America	130.0	112.0	-14%	-10%
Asia	89.5	90.3	+1%	+6%

Total revenue	484.3	461.2	-5%	-2%

Full year revenue by region

	FY 05	FY 06	% change at historical	% change at constant
In millions of euros	Pro forma	Pro forma	exchange rates	exchange rates

EMEA	916.6	923.7	+1%	+1%
North & South America	470.2	416.3	-11%	-12%
Asia	337.7	358.0	+6%	+6%

Total revenue	1,724.4	1,698.0	-2%	-1%

Deliveries of secure personal devices

	Q4 05			FY 05	FY 06
In millions of units	Pro forma	Q4 06	% growth	Pro forma	Pro forma	% growth

SIM cards	204.5	252.2	+23%	679.5	900.7	+33%
Secure transactions	46.6	55.8	+20%	171.6	205.5	+20%
ID & Security	8.2	13.9	+68%	23.1	41.7	+81%

Total	259.4	321.9	+24%	874.1	1,147.9	+31%

2 – IFRS FINANCIAL INFORMATION
Note: the combination between Gemalto and Gemplus was effective on June 2, 2006, and Gemplus activity was fully consolidated with that of Gemalto as from that date.
Fourth quarter revenue by business segment8

In millions of euros	Q4 05	Q4 06

Mobile Communication	139.4	272.8
Secure transactions	44.1	107.2
ID & Security	16.8	54.5
Public Telephony	8.1	12.3
Point of Sales Terminals	14.3	14.3

Total revenue	222.6	461.2

Full year revenue by business segment9

In millions of euros	FY 05	FY 06

Mobile Communication	478.2	766.9
Secure transactions	163.8	307.6
ID & Security	59.3	155.6
Public Telephony	31.1	38.8
Point of Sales Terminals	60.1	50.4

Total revenue	792.6	1,319.4

Fourth quarter revenue by region8

In millions of euros	Q4 05	Q4 06

EMEA	127.4	258.8
North & South America	51.2	112.0
Asia	44.0	90.3

Total revenue	222.6	461.2

Full year revenue by region9

In millions of euros	FY 05	FY 06

EMEA	432.8	731.7
North & South America	195.0	295.9
Asia	164.8	291.8

Total revenue	792.6	1,319.4

[8]	Gemalto stand-alone for Q4 05; Q4 06 includes the consolidated revenue of Gemplus and Gemalto for the period

[9]	Gemalto stand-alone for 2005; 2006 includes Gemalto stand-alone revenue from January to May, and the consolidated revenue of Gemplus and Gemalto for the rest of the year